Mail Stop 3561

							January 18, 2006



Gregory D. Frost
Chief Executive Officer
Able Energy, Inc.
198 Green Pond Road
Rockaway, NJ  07866


	RE:	Able Energy, Inc.
		Item 4.01 Form 8-K filed January 9, 2006
		File No. 1-15035


Dear Mr. Frost:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise paragraph 4.01(a)(ii) of your disclosure to clarify that you are referring to the principal accountant`s reports for either of the past two fiscal years. As worded, it appears you may be referring to only the most recent report, which covers two years of financial statements.
2. Please revise paragraph 4.01(a)(iv) of your disclosure to cover the subsequent interim period through January 4, 2006, the date of dismissal. See Item 304(a)(1)(iv) of Regulation S-K and revise accordingly.




Gregory D. Frost
Able Energy, Inc.
January 18, 2006
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. The amendment should include an updated letter from your former accountant`s stating whether or not they agree with disclosure, as revised.

	You may contract Robert Burnett, Staff Accountant, at (202)
551-
3330 to me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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